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                                November 20, 2023

       Hassan R. Baqar
       Chief Financial Officer
       FG Merger II Corp.
       104 S. Walnut Street, Unit 1A
       Itasca, IL 60143

                                                        Re: FG Merger II Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 24,
2023
                                                            File No. 333-275155

       Dear Hassan R. Baqar :

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 24, 2023

       Cover Page

   1. We note your disclosure that you will have 24 months from the closing of the initial public offering to
consummate your initial business combination. Please clarify, if true, that you may amend your
organizational documents to extend your business combination deadline. If there are
reasons why you cannot or will not seek shareholder approval to extend such
deadline, please state so. Please add similar clarification elsewhere in your filing where you
describe the deadline.
       The Offering, page 12

   2. Please revise this section to discuss the potential dilutive effects of the private units and
                                                        $15 Exercise Price
Warrants to investors in the offering.
 Hassan R. Baqar
FirstName
FG MergerLastNameHassan    R. Baqar
           II Corp.
Comapany 20,
November  NameFG
               2023 Merger II Corp.
November
Page 2    20, 2023 Page 2
FirstName LastName
We may issue additional shares of common stock or shares of preferred stock to complete our initial business combination..., page 46

3. We note your disclosure here and your references to PIPE transactions elsewhere. Please clarify the purposes of these additional issuances. Also, clearly disclose their impact to you and investors. To the extent you may utilize PIPE transactions, disclose that the agreements are intended to ensure a return on investment to the investor in return for
         funds facilitating the sponsor   s completion of the business
combination or
         providing sufficient liquidity. Additionally, please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.
Manner of Conducting Redemptions, page 92

4. We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise here, and elsewhere, to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.
Principal Stockholders, page 119

5. Please disclose the natural person or persons who exercise the voting and/or dispositive control with respect to the securities owned by FG Merger Investors II LLC.
Exhibits

6. The consent of your independent registered public accounting firm filed as Exhibit 23.1 references the audit report dated October 20, 2023. However, the audit report included in your filing is dated October 24, 2023. Please obtain and file an updated consent from your auditor that references the report included in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Hassan R. Baqar
FG Merger II Corp.
November 20, 2023
Page 3

        Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameHassan R. Baqar
                                                           Division of
Corporation Finance
Comapany NameFG Merger II Corp.
                                                           Office of Real
Estate & Construction
November 20, 2023 Page 3
cc:       Giovanni Caruso
FirstName LastName